UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 25, 2021

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis top-line results for CANOPY-1 Phase III study support further evaluation of canakinumab in lung cancer

Ad hoc announcement pursuant to Art. 53 LR

•	CANOPY-1 Phase III study did not meet its primary endpoints of overall survival (OS) and progression-free survival (PFS) in patients with previously untreated locally advanced or metastatic non-small cell lung cancer (NSCLC)[1]

•	Potentially clinically meaningful improvements in both PFS and OS were observed among pre-specified subgroups of patients with inflammatory biomarkers; additional analyses are ongoing[1]

•	Results support continued study of canakinumab in earlier stages of lung cancer, as potential adjuvant and neoadjuvant therapies, and further evaluation of Pro- Tumor Inflammation in all lung cancer settings[1]

•	Patients in the CANOPY-A study more closely reflect the earlier CANTOS study population than those in the CANOPY-1 trial[2,3,4]; CANTOS was the first study to suggest that the inhibition of interleukin-1beta (IL-1β) may play a role in lung cancer[3]

•	Canakinumab showed no unexpected safety signals when combined with pembrolizumab plus platinum-based chemotherapy

Basel, October 25, 2021 — Novartis announced today that the CANOPY-1 Phase III study did not demonstrate the statistically significant primary endpoints of overall survival (OS) and progression-free survival (PFS) in patients treated with canakinumab (ACZ885) combined with pembrolizumab plus platinum-based doublet chemotherapy, compared to patients receiving placebo in combination with pembrolizumab plus platinum-based doublet chemotherapy1. The trial data, however, showed potentially clinically meaningful improvements in both PFS and OS in pre-specified subgroups of patients based on the baseline inflammatory biomarker, hs-CRP, as well as other biomarker-defined subgroups. These data support further evaluation of canakunimab in lung cancer.

“CANOPY-1 provides critical insights into the treatment of this devastating disease, and we will continue to analyze the data and conclusions, as well as their potential clinical implications,” said John Tsai, MD, Head of Global Drug Development and Chief Medical Officer, Novartis. “While this trial did not confirm the benefit for all patients we hoped for, we are energized by the overall CANOPY-1 findings as they support our commitment to continue studying canakinumab in lung cancer. We share our gratitude and thanks to the CANOPY-1 study patients and clinical investigators for their partnership.”

Novartis and investigators are collaborating on further data analysis and will present the full dataset at an upcoming medical meeting. The company is continuing with the evaluation of canakinumab in lung cancer, and is applying findings to the overall lung cancer development plan.

The comprehensive CANOPY clinical trial program continues with CANOPY-A, a Phase III study investigating canakinumab as an adjuvant therapy (after surgery)2, and CANOPY-N, a Phase II study in the neoadjuvant setting (before surgery)5. Enrollment for both trials is ongoing2,5. Patients in the CANOPY-A trial more closely reflect the earlier CANTOS study population than those in the CANOPY-1 trial2,3,4. CANTOS was the first study to show that blocking the IL-1β inflammatory signal may potentially reduce lung cancer’s incidence and mortality3.

Canakinumab is a potential first-in-class interleukin-1beta (IL-1β) inhibitor of the Pro-Tumor Inflammation (PTI) pathway in NSCLC6. PTI, which enables tumor development by driving cancer-causing processes and suppressing anti-tumor immune responses, is one of the potential hallmarks of cancer and targets in NSCLC3,6. Novartis is developing other potential PTI pathway inhibitors, which are at various stages of development, including gevokizumab7,8.

About canakinumab (ACZ885)

Canakinumab is a human monoclonal antibody that binds with high affinity and selectivity to human interleukin-1beta (IL-1β) and neutralizes IL-1β activity by blocking its interaction with its receptors9,10. By neutralizing IL-1β, preliminary evidence suggests that canakinumab may inhibit Pro-Tumor Inflammation (PTI) to 1) enhance anti-tumor immune response; 2) reduce tumor cell proliferation, survival, and invasiveness; and 3) impair angiogenesis11. PTI enables tumor development by driving cancer-causing processes and suppressing anti-tumor immune responses3,6. Canakinumab is a potential first-in-class IL-1β inhibitor of the PTI pathway in NSCLC6.

About the CANOPY program

Novartis launched the CANOPY study program after observing significantly lower than expected rates of lung cancer mortality among patients in the Phase III cardiovascular CANTOS trial. The CANTOS trial evaluated canakinumab as a secondary prevention measure for cardiovascular events in patients following a heart attack3,11. Patients in the CANTOS trial also were at high risk for inflammatory cancers, like lung cancer, due to advanced age, smoking history, and other clinical risk factors3,11. Based on these findings, Novartis launched three large-scale, randomized, Phase III clinical trials and a Phase II clinical trial to investigate canakinumab as a potential treatment option in non-small cell lung cancer (NSCLC).

•  CANOPY-A (NCT03447769) is a double-blind, placebo-controlled Phase III trial studying canakinumab in the adjuvant setting following surgical resection and cisplatin-based chemotherapy, if required2. The adjuvant study is designed to determine if treatment with canakinumab can prevent cancer relapse2.

•  CANOPY-N (NCT03968419) is a Phase II neoadjuvant trial evaluating canakinumab either as monotherapy or in combination with pembrolizumab among patients with resectable NSCLC prior to their planned surgery5.

•  CANOPY-1 (NCT03631199) was a double-blind, placebo-controlled Phase III trial evaluating canakinumab as a first-line treatment for locally advanced or metastatic NSCLC in combination with pembrolizumab and platinum-based doublet chemotherapy4. As reported today, the trial did not met its primary endpoints of overall survival (OS) and progression-free survival (PFS)1.

•  CANOPY-2 (NCT03626545) was a double-blind, placebo-controlled Phase III trial investigating the role of canakinumab in combination with the chemotherapy agent docetaxel in second- or third-line therapy versus docetaxel alone in NSCLC12. In March 2021, Novartis announced that the trial did not meet its primary endpoint, and data were presented at the European Society of Medical Oncology (ESMO) 2021 Congress13.

Novartis and lung cancer

Lung cancer is one of the most common cancers worldwide, accounting for more than 2 million new cases diagnosed each year14. More people die of lung cancer every year than any other cancer14. There are two main types of lung cancer—small cell lung cancer (SCLC) and non-small cell lung cancer (NSCLC)15. NSCLC accounts for approximately 85% of lung cancer diagnoses14,16.

Novartis is committed to working with the scientific and medical communities to reimagine the treatment of lung cancer and pursue advances in medicine that could extend the survival of people living with lung cancer. With one of the most diverse lung cancer development programs in the industry, Novartis is: developing experimental therapies that block cancer growth; learning more about ways to activate the body’s immune system; increasing understanding of the relationship between chronic inflammation and tumor growth and progression; and exploring the potential for advanced nuclear medicine to fight the disease. As part of this continuing and broad commitment to targeting lung cancer, data from CANOPY-1 will be evaluated and used to inform canakinumab’s future development program, including potential combination studies with tislelizumab.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “could,” “expect,” “committed,” “investigational,” “continues,” “ongoing,” “exploring,” “to develop,” “potentially,” “hope,” “investigating,” “enables,” “to determine,” “evaluating,” “committed,” “developing,” “learning,” “continuing,” “commitment,” “further evaluation,” “collaborating,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for canakinumab alone or in combination with other treatments, or regarding potential future revenues from canakinumab alone or in combination with other treatments. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events,and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that canakinumab, alone or in combination with other treatments, will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that canakinumab, alone or in combination with other treatments, will be commercially successful in the future. In particular, our expectations regarding canakinumab, alone or in combination with other treatments, could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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References

1.	Novartis Data on File
2.	ClinicalTrials.gov. Brief Title: Study of Efficacy and Safety of Canakinumab as Adjuvant Therapy in Adult Subjects With Stages AJCC/UICC v. 8 II-IIIA and IIIB (T>5cm N2) Completely Resected Non-small Cell Lung Cancer Acronym: CANOPY-A (Canopy-A). Available at: https://www.clinicaltrials.gov/ct2/show/NCT03447769. Accessed on September 10, 2021.
3.	Ridker PM, Thuren T, Zalewski A, et al. Interleukin-1β inhibition and the prevention of recurrent cardiovascular events: rationale and design of the Canakinumab Anti-inflammatory Thrombosis Outcomes Study (CANTOS). Am Heart J. 2011;162:597–605.
4.	ClinicalTrials.gov. Study of Efficacy and Safety of Pembrolizumab Plus Platinum-based Doublet Chemotherapy With or Without Canakinumab in Previously Untreated Locally Advanced or Metastatic Non-squamous and Squamous NSCLC Subjects (CANOPY-1). Available at: https://clinicaltrials.gov/ct2/show/NCT03631199. Accessed on September 10, 2021.
5.	ClinicalTrials.gov. A Randomized, Open-label, Phase II Study of Canakinumab or Pembrolizumab as Monotherapy or in Combination as Neoadjuvant Therapy in Subjects With Resectable Non-small Cell Lung Cancer (CANOPY-N). Available at: https://clinicaltrials.gov/ct2/show/NCT03968419. Accessed on September 10, 2021.
6.	Lu H, Ouyang W, Huang C. Inflammation, a key event in cancer development. Mol Cancer Res. 2006;4(4):221- 233.
7.	ClinicalTrials.gov. Gevokizumab With Standard of Care Anti-cancer Therapies for Metastatic Colorectal, Gastroesophageal, and Renal Cancers. Available at: https://clinicaltrials.gov/ct2/show/NCT03798626. Accessed September 10, 2021.
8.	Jayaraman. P. Targeting IL-1β pathway for cancer immunotherapy. Proceedings of the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics; 2019 Oct 26-30.
9.	Dhimolea E, mAbs 2010;2:3–13; 3. Ilaris [Prescribing Information T2016-102].
10.	Rondeau JM, Ramage P, Zurini M, Gram H. The molecular mode of action and species specificity of canakinumab, a human monoclonal antibody neutralizing IL-1β. MAbs. 2015;7(6):1151-1160.
11.	Novartis data on file: Clinical Trial Protocol CACZ885M2301.
12.	ClinicalTrials.gov. Phase III Study Evaluating Efficacy and Safety of Canakinumab in Combination With Docetaxel in Adult Subjects With Non-small Cell Lung Cancers as a Second or Third Line Therapy (CANOPY-2). Available at: https://clinicaltrials.gov/ct2/show/NCT03626545. Accessed on September 10, 2021.
13.	Paz-Ares, L. Canakinumab (CAN) + docetaxel (DTX) for the second- or third-line (2/3L) treatment of advanced non-small cell lung cancer (NSCLC): CANOPY-2 phase III results. European Society of Clinical Oncology 2021. Oral Presentation.
14.	World Health Organization. Cancer. Available at: https://www.who.int/news-room/fact-sheets/detail/cancer. Accessed on September 10, 2021.
15.	Lemjabbar-Alaoui H, Hassan O, Yang UW, et al. Lung cancer: biology and treatment options. Biochim Biophys Acta. 2015. 1856(2):189-210.
16.	American Cancer Society. About Lung Cancer. Available at https://www.cancer.org/cancer/non-small-cell-lung- cancer/about/what-is-non-small-cell-lung-cancer.html. Accessed September 10, 2021.

# # #

Novartis Media Relations

E-mail: media.relations@novartis.com

Anja von Treskow Novartis External Communications +41 61 324 2279 (direct) +41 79 392 8697 (mobile) anja.von_treskow@novartis.com	Mary Curtin Creaser Director Global Oncology Communications, Solid Tumors +1 862 345-4102 (mobile) mary.curtin_creaser@novartis.com

Julie Masow

Novartis US External Communications

+1 862 579 8456

Julie.masow@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 25, 2021	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting